Filed by Gas Natural SDG, S.A. pursuant to

Rule 425 of the Securities Act of 1933

Subject Company: Endesa, S.A.

Commission File No.: 005-80961

In connection with the offer by Gas Natural SDG, S.A. (Gas Natural) to acquire 100% of the share capital of Endesa, S.A. (Endesa), Gas Natural has filed with the United States Securities and Exchange Commission (SEC) a registration statement on Form F-4 (File No.: 333-132076), which includes a prospectus and related exchange offer materials to register the Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas Natural American Depositary Shares (ADSs)) to be issued in exchange for Endesa ordinary shares held by U.S. persons and for Endesa ADSs held by holders wherever located. In addition, Gas Natural has filed a Statement on Schedule TO with the SEC in respect of the exchange offer. INVESTORS AND HOLDERS OF ENDESA SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROSPECTUS, THE STATEMENT ON SCHEDULE TO, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement, the prospectus and related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed with the SEC, at the SEC’s website at www.sec.gov. The prospectus and other transaction-related documents are being mailed to holders of Endesa securities eligible to participate in the U.S. offer and additional copies may be obtained for free from Georgeson Shareholder Communications, Inc., the information agent: 17 State Street, 10th Floor, New York, New York 10004, Toll Free (888) 206-0860, Banks and Brokers (212) 440-9800.

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy securities or a solicitation of any vote or approval, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The solicitation of offers to buy Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas Natural ADSs) in the United States will only be made pursuant to a prospectus and related offering materials that will be mailed to holders of Endesa ADSs and U.S. holders of Endesa ordinary shares. Investors in ordinary shares of Endesa should not subscribe for any Gas Natural ordinary shares to be issued in the offer to be made by Gas Natural in Spain except on the basis of the final approved and published offer document in Spain that will contain information equivalent to that of a prospectus pursuant to Directive 2003/71/EC and Regulation (EC) No. 809/2004.

These materials may contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements may relate to, among other things:

•	management strategies;

•	synergies and cost savings;

•	integration of the businesses;

•	market position;

•	expected gas and electricity mix and volume increases;

•	planned asset disposals and capital expenditures;

•	net debt levels and EBITDA and earnings per share growth;

•	dividend policy; and

•	timing and benefits of the offer and the combined company.

These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements, including, but not limited to, changes in regulation, the natural gas and electricity industries and economic conditions; the ability to integrate the businesses; obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration; litigation; and the effects of competition.

Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.

These statements reflect our current expectations. In light of the many risks and uncertainties surrounding these industries and the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

This communication is not for publication, release or distribution in or into or from Australia, Canada or Japan or any other jurisdiction where it would otherwise be prohibited.

*        *        *

The following is a presentation by Gas Natural SDG, S.A. relating to its First Quarter 2006 results. Please note that the following is a translation of a Spanish presentation; in case of discrepancies, the Spanish version will prevail.

9 May 2006 First Quarter 2006 Results (1Q 06) * * * * *

In connection with the offer by Gas Natural SDG, S.A. (Gas Natural) to acquire 100% of the share capital of Endesa, S.A. (Endesa), Gas Natural has filed with the United States
Securities and Exchange Commission (SEC) a registration statement on Form F-4 (File No.: 333-132076), which includes a prospectus and related exchange offer materials to register the Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas Natural American Depositary Shares (ADSs)) to be issued in exchange for Endesa ordinary shares held by U.S. persons and for Endesa ADSs held by holders wherever located. In addition, Gas Natural has filed a Statement on Schedule TO with the SEC in respect of the exchange offer. INVESTORS AND HOLDERS OF ENDESA SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROSPECTUS, THE STATEMENT
ON SCHEDULE TO, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS,
BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement, the prospectus and related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed with the SEC, at the SEC’s website at www.sec.gov. The prospectus and other transaction-related documents are being mailed to holders of Endesa securities eligible to participate in the U.S. offer and additional copies may be obtained for free from Georgeson
Shareholder Communications, Inc., the information agent: 17 State Street, 10th Floor, New York, New York 10004, Toll Free (888) 206-0860, Banks and Brokers (212) 440-9800.
This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy securities or a solicitation of any vote or approval, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The solicitation of offers to buy Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas Natural ADSs) in the United States will only be made pursuant to a prospectus and related offering materials that will be mailed to holders of Endesa ADSs and U.S. holders of Endesa ordinary shares. Investors in ordinary shares of Endesa should not subscribe for any Gas Natural ordinary shares to be issued in the offer to be made by Gas Natural in Spain except on the basis of the final approved and published offer document in Spain that will contain information equivalent to that of a prospectus pursuant to Directive 2003/71/EC and Regulation (EC) No. 809/2004.
These materials may contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements may relate to, among other things:
• management strategies;
• synergies and cost savings;
• integration of the businesses;
• market position;
• expected gas and electricity mix and volume increases;
• planned asset disposals and capital expenditures;
• net debt levels and EBITDA and earnings per share growth;
• dividend policy; and
• timing and benefits of the offer and the combined company.
These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-
looking statements, including, but not limited to, changes in regulation, the natural gas and electricity industries and economic conditions; the ability to integrate the businesses;
obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration; litigation; and the effects of competition.
Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.
These statements reflect our current expectations. In light of the many risks and uncertainties surrounding these industries and the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.
This communication is not for publication, release or distribution in or into or from Australia, Canada or Japan or any other jurisdiction where it would otherwise be prohibited.
Disclaimer and Important Legal Information

2 GAS NATURAL – 1Q 06 Results Agenda 1. Highlights 2. Analysis of 1Q 06 Results 3. Conclusions 4. Update on offer for Endesa

Highlights

Spanish electricity business contribution has more than tripled as a result of capacity additions and supply portfolio management
(+221% EBITDA)
Positive trends shown in 2005 are already materializing in 2006, boosting growth and profitability
Delivering on the outlook provided for 2006
EBITDA grows by 29% to €508 million
New conditions in the gas supply business and improved gas
customer portfolio are already having a positive impact (+86%
EBITDA)
Distribution business continues to deliver solid growth and
profitability (+13% EBITDA)
Progress in the upstream business, through the preliminary
agreement for the development of a new 10 bcm integrated LNG project in Nigeria and the acquisition of Petroleum Oil & Gas
España S.A.

1Q 06
Net Sales
EBITDA
Operating Income
Net Income
Average no. of Shares (million)
EBITDA per Share (€)
Net Income per Share (€)
Investments:
Tangible & Intangible
Financial & Other
Net Debt (as of 31/03)
3,107.1
507.9
358.2
276.7
447.8
1.13
0.62
290.4
240.4
50.0
3,397.2
1Q 05
51.9
29.3
29.6
16.3
-
29.3
16.3
12.5
-6.1
-
29.7
Change (%)
1Q 06 results snapshot
Strong financial performance, in line with 2004-2008
Strategic Plan
(€ million)
2,045.4
392.9
276.4
238.0
447.8
0.88
0.53
258.1
255.9
2.2
2,620.2

3,677
1,627
1,869
2,650
3,615
3,397
2001 2002 2003 2004 2005 1Q 06
Leverage 49.0%       28.0%       29.3%       35.6%       38.5% 36.3%
31/03/06 31/03/05
Leverage
2
36.3% 34.0%
EBITDA/Net Interest
7.5x 8.2x
Net Debt/EBITDA 2.1x 1.9x
Financial ratios
Net Debt and Leverage
Debt facilities
as of March 31, 2006
3
Commercial Banks
Institutional Banks
Capital Markets
Cash Placements
Total
2,204
637
855
-
3,696
1,501
-
2,175
299
3,975
Drawn Undrawn
Notes:
1   2004, 2005 and 2006 figures under IFRS
2   Defined as Net Debt / (Net Debt + Total Equity)
3   Does not include any financing in relation to the offer for Endesa
1Q 06 results snapshot
Solid capital structure¹
(€ million)

Analysis of 1Q 06 Results

(€ million)
1Q 05
Distribution
Spain
LatAm
Italy
Electricity
Spain
Puerto Rico
Gas Supply
Up + Midstream
Wholesale & Retail
Other
Total EBITDA
292.3
210.7
64.8
16.8
34.9
22.1
12.8
57.4
43.9
13.5
8.3
392.9
1Q 06
330.9
217.6
92.5
20.8
89.1
71.0
18.1
79.7
54.6
25.1
8.2
507.9
Double-digit EBITDA growth in line with 2004–2008
Strategic Plan
EBITDA breakdown
(%)
38.6
6.9
27.7
4.0
54.2
48.9
5.3
22.3
10.7
11.6
(0.1)
115.0
13.2
3.3
42.7
23.8
155.3
221.3
41.4
38.9
24.4
85.9
(1.2)
29.3
(€m)
Change

By Activity
1Q 05 electricity capex included the construction
of recently completed Cartagena plant
Investments (Tangible & Intangible)
(€ million)
1Q 06 1Q 05
Distribution
Spain
LatAm
Italy
Electricity
Spain
Puerto Rico
Gas Supply
Up + Midstream
Wholesale & Retail
Other
Total
96.5
57.0
24.6
14.9
104.5
100.4
4.1
30.0
28.2
1.8
9.4
240.4
79.9
46.7
24.4
8.8
163.0
160.7
2.3
6.5
4.8
1.7
6.5
255.9
76% of investments
in Euro
Investments breakdown
43%
Gas
Supply
13%
Other
4%
40%
Distribution
Electricity

Distribution in Spain
Operating figures
5.2 million gas customer connections in Spain as of 31 March 2006 (+6.6%)
Strong distribution network growth of 6.5% during the first quarter, exceeding 40,000 Km
Tariff sales decrease more than offset by growth in TPA sales caused by increased liberalisation, resulting in total distribution sales growth of 4.6%
Growing Spanish distribution EBITDA: +3% vs. 1Q 05 and +12% vs. 4Q 05
(8.4%)
+9.3%
1Q 06 results analysis by activity
EBITDA (€ million)
+6.6%
4,875
5,196
Connections (thousands)
+3.3%
74,372
77,762
19,940
54,432
18,266
59,496
1Q 05 1Q 06
Tariff Sales (GWh) TPA Sales (GWh)
+4.6%
210.7
217.6
1Q 05 1Q 06

Mexico
€24.6m
(+22.4%)
4,563
4,801
1Q 05 1Q 06
Connections (thousands)
Significant EBITDA growth to €92.5 million (+43%) in all LatAm countries, especially in
Argentina and Brazil
Excluding FX impact, EBITDA grows by 23%
Tariff increase in Argentina already signed
Distribution network (km)
1Q 06 results analysis by activity
Operating figures
Distribution in LatAm
1Q 06 EBITDA contribution
and growth by country
(Total €92.5 million)
Gas activity sales (GWh)
Argentina
€5.7m
(+67.6%)
Colombia
€24.0m
(+31.9%)
Brazil
€38.2m
(+65.4%)
+5.2%
+4.4%
+9.2%
39,580
43,224
54,601
56,977

1Q 06 results analysis by activity
Organic growth supported by our know-
how
EBITDA increased by 24%
EBITDA (€ million)
+23.8%
291,000 connections (+13%) and 3,820
km of distribution network (+7%)
Strong gas sales in the regulated market
(+10%) and TPA (+27%)
257
291
1Q 05 1Q 06
Connections (thousands)
Distribution network (km)
Operating figures
Gas activity sales (GWh)
+13.1%
+7.2%
+10.2%
1,327
1,463
3,563
3,820
Distribution in Italy
16.8
20.8
1Q 05 1Q 06

1Q 06 results analysis by activity
Electricity
Electricity production (GWh)
Very significant electricity EBITDA growth of €54 million (+155%),  with
Spanish electricity contribution more than trebling
Electricity EBITDA (€ million)
+221.3%
+41.4%
22.1
12.8
34.9
71.0
18.1
89.1
1Q 05 1Q 06
Spain Puerto Rico
~9
CO2
emission
rights
(0.9%) 39
185
26
46
+130.0%
2,129
332
1,725
329
3,968
1Q 05 1Q 06
Wind Cogeneration
CCGT (Puerto Rico) CCGT (Spain)
4,521
Installed capacity in Spain of 3,118MW (+86%), in line
with 2004 – 2008 Strategic Plan
New Cartagena CCGT and Dersa acquisition have
resulted in 7% market share in Spanish generation
and 298% coverage of supply¹
EBITDA has more than doubled as a result
of the high price environment during part of
the period, significant increase in output
130% and supply portfolio optimisation
Provision for CO2
emission rights of €9
million due to new regulation
Note:
1   Defined as total electricity generated by CCGT plants divided by total electricity commercialised
+112.4%
+155.3%

Electricity industrial portfolio
(TWh/y)
Increase in hydro and wind power generation has resulted in a reduction of pool prices during the second half of the quarter
Continued optimisation of electricity industrial supply portfolio to increase electricity business contribution to profitability
Spanish electricity prices
01/01/06 31/01/06 28/02/06 31/03/06
Pool price (weekly average)
1Q 06 results analysis by activity
Adapting the electricity portfolio to new market conditions
35
45
55
65
75
85
4.7
4.4
3.9
1.7
1Q 05 2Q 05 3Q 05 4Q 05 1Q 06
1.1
Measures adopted have increased contribution to total EBITDA

New sector legislation passed in
February 2006
Sales by vertically integrated
generators to regulated market
capped at €42.35/MWh
CO
2
emission rights received
for free discounted from tariff
deficit calculated for each
operator from 1/1/06 to 3/3/06
(incumbents only) and from
pool prices from 3/3/06 for
everyone
Measures adopted have had
limited impact on GAS NATURAL
in 1Q 06
Discount of cost of CO
2
emission rights had €9
million impact on EBITDA
No impact from price cap of
€42.35/MWh on sales to
regulated market
1Q 06 results analysis by activity
Spanish electricity regulatory update

1Q 06 results analysis by activity
Up + Midstream
Greater contribution of EMPL and
maritime transport to EBITDA
New LNG tanker time-charter signed
will start operations in 2009
Gassi Touil project undergoing
seismic campaign in 2006
GAS NATURAL – Repsol YPF
midstream JV signed a MoU with the
Nigerian government to develop a
10 bcm integrated LNG project
EBITDA of €55 million (+24%)
Petroleum Oil & Gas España S.A.
Improves GAS NATURAL
know-how in the E&P business
Unique opportunity to acquire
sole gas reserves in Spain
May allow to increase gas
storage capacity in Spain in the
future
Up + Midstream

Gas industrial portfolio
(TWh/y)
GAS NATURAL average
tariff discounts (wholesale)
(%)
Discount levels continue to be adjusted as
industrial contracts are renewed
Contract renewals and new contracts taking
into account current market conditions
95.5
2.7
Measures adopted have increased contribution to total EBITDA
1Q 06 results analysis by activity
Adapting the gas portfolio to new market conditions
10.8
10.7
9.7
8.9
1Q 05 2Q 05 3Q 05 4Q 05 1Q 06
94.3
107.7
103.7
100.3
1Q 05 2Q 05 3Q 05 4Q 05 1Q 06

Security of power and gas supply is a strategic priority
for the energy policy of Spain
1Q 06 results analysis by activity
Review of the Plan for Electricity and Gas Sectors for
2002-2011
In order to guarantee the security of power supply and the reliability of the system, the updated 2005-2011 Plan for Electricity and Gas Sectors has increased the reliance on
CCGT generation over the coming years
The security of gas supply is becoming an even greater priority to guarantee the reliability of the power system and to meet the growing gas demand in Spain
Installed CCGT capacity in Spain (GW)
10.4
23.2
29.6
2005
+184%
+28%
New Plan:
2011E
Source: Enagás (April 2006)
Government Plan
as of 2002
Revised
Government Plan
Peak gas demand in Spain (GWh/day)
1,503
2,390
2005
+93%
+21%
New Plan:
2011E
Government Plan
as of 2002
Revised
Government Plan
2,900
Source: Enagás (April 2006)

1.5 million eligible residential
gas customers
Commercial network: 884 points of sale (own, franchised and
associated)
GAS NATURAL continues to enjoy the benefits of a strong and
well-established brand all over Spain
1.5 million maintenance
contracts
1
1.48 contracts per customer as of March 31, 2006, in line with
2004-2008 Strategic Plan
0.5 million residential electricity
customers
79% residential gas customers
retained
1Q 06 results analysis by activity
Multiproduct Offer in Spain
Note:
1   Includes gas, electricity and home

Conclusions

Conclusions
Consolidation of GAS NATURAL presence in
power generation
We continue to deliver above the targets set in our
2004-2008 Strategic Plan
Double-digit growth in EBITDA and Net Income
based on cash generation
Solid and growing distribution business
Positive trends shown in 2005 materializing in
2006, boosting growth and profitability
Advancing in equity gas position

Update on offer for Endesa

Key recent events
GAS NATURAL’s offer acceptance period begins in Spain and US
6 March
Madrid Court for Business Matters Number 3 grants an injunction to Endesa in connection with its lawsuit regarding the agreement between GAS NATURAL and Iberdrola
21 March
E.ON formally requests CNE´s authorisation of its offer for Endesa
24 March
Endesa posts a €1,000 million bond before the Madrid Court to make the injunction effective
4 April
GAS NATURAL´s EGM approves the capital increase related to the offer for Endesa
7 April
Spanish Supreme Court grants Endesa an injunction in connection with the decision by the Council of Ministers to approve with conditions GAS NATURAL´s offer for Endesa. Not yet notified
21 April
European Commission clears E.ON´s bid for Endesa unconditionally
25 April
3 April
Endesa challenges CNMV´s authorisation of GAS NATURAL´s offer before the Audiencia Nacional

Impact of the injunctions
The processing of GAS NATURAL´s offer and the
performance of the agreement with Iberdrola will be
suspended while the Court reaches a decision on the
merits of the Endesa lawsuit
The suspension of GAS NATURAL’s offer will not stop
the CNMV’s processing of E.ON’s offer
However, while GAS NATURAL’s offer is suspended, the
process of “sealed envelopes” for competing bids would
also be suspended
The acceptance periods of the offers would be extended
as necessary for all offers to expire on the same date
This effectively means that the E.ON offer would be
extended if it is approved by the CNE and the CNMV to
expire on the same date as GAS NATURAL’s offer
GAS NATURAL has challenged the injuction
Madrid
Court for
Business
Matters
Number 3
Supreme
Court
The details of the decision by the Supreme Court have
not been made public yet
The CNMV has not yet expressed a view on the impact of
the Supreme’s Court injunction on the offer process

Combined management of clients and networks
More flexible and competitive gas procurement
More balanced and competitive generation portfolio
Attractive business mix and investment profile
Global integrated energy leader in high-growth markets
Sizeable synergies
Creating a leading, fully integrated, global
energy group
A unique strategic, industrial and financial rationale

INVESTOR RELATIONS DEPARTMENT Av. Portal de l’Àngel, 20 08002 BARCELONA (Spain) telf. 34 934 025 891 fax 34 934 025 896 e-mail: relinversor@gasnatural.com website: www.gasnatural.com Thank you